Advent Software, Inc.

600 Townsend Street

San Francisco, CA 94103

June 10, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-1004

Attention:  Stephen Krikorian

Re:	Advent Software, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007 filed March 13, 2008
Definitive Proxy Statement on Schedule 14A filed April 4, 2008
Form 8-K filed April 29, 2008
File No. 000-26994

Ladies and Gentlemen:

Advent Software, Inc. (the “Company” or “Advent” or “we”), submits this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated May 29, 2008, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed March 13, 2008, Definitive Proxy Statement on Schedule 14A filed April 4, 2008, and the Company’s Current Report on Form 8-K furnished April 29, 2008.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K, Form 8-K or Schedule 14A, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 4

1.             We note that Advent conducts business in the Middle East and that you have sales offices throughout the Middle East regions, including Dubai. Please provide us with a list of the other countries in the Middle East with which you, your subsidiaries or other affiliate entities, currently, or currently intend to, do business. Please include in the list countries in which you conduct marketing and sales activities and from which you derive revenues and tell us the amount of revenues and/or expenses associated with each country, to the extent material.

Response:

We respectfully advise the Staff that Advent currently has a branch office in Dubai with six employees and has current customers in eight Middle East countries – Bahrain, Egypt, Jordan, Kuwait, Lebanon, Qatar, Saudi Arabia and United Arab Emirates.  Advent conducts marketing and sales activities in those countries and may seek opportunities elsewhere in the region. Advent currently does not have any other offices or employees in the Middle East and to date the revenues and expenses associated with those listed countries has not been material to Advent either individually or in aggregate.

Intellectual Property and Other Proprietary Rights, page 14

2.             You indicate that your success depends significantly upon your proprietary technology and that you rely upon patents, copyrights and trademark and trade secret laws to establish and maintain your proprietary rights in your technology and products. Please tell us whether you are significantly dependent on one or more of the patents, trademarks or licenses you reference. If so, you should discuss the importance and the duration of your current patents. See Item 101(c)(1)(iv) of Regulation S-K.

Response:

We advise the Staff that the intent of the disclosure was to state that we rely on a combination of intellectual property rights and other measures (copyright, trademark, patents, trade secrets, confidentiality procedures and contractual provisions) to protect our proprietary rights and not upon any one of them. In future filings we will amend the disclosure to more clearly describe our collective intellectual property rights.  Advent currently has one issued patent for a function in one of our products which was issued in 2007 and Advent is not significantly dependent on such patent. In addition, Advent has approximately 144 trademark registrations for our products and services in a variety of jurisdictions.  Thus, we believe that discussion of the importance or duration of an individual patent or trademark is not material to our overall intellectual property protection.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

3.             You have indicated in the business section that continued turmoil in the credit markets and volatility in financial markets as among the trends you expect to affect the investment management industry. Further, you state in risk factors on page 17 that uncertain economic and financial market conditions may continue to affect your revenues. However, management’s discussion and analysis does not describe these trends nor does it address the impact or potential impact of these trends on your results of operations. Since the majority of your clients are in the banking and investment management industry, it would appear that this is a known trend that should be discussed, to the extent material, for both the historical periods during which the company may have been affected as well as on a forward-looking basis in light of the information currently known to you. Please tell us what consideration you gave to including a discussion of this type in MD&A.

Response:

We respectfully inform the Staff that we considered discussion of this type of disclosure in our Form 10-K for the year ended December 31, 2007 (“2007 Form 10-K”).  We concluded that although the current turmoil in the financial markets might create pressure on our clients to decrease technology spending which could negatively impact our business, we had not as yet experienced any such material impact (as our 2007 fourth quarter and full year term contract value bookings were at record levels) and accordingly it was still unclear to us whether and to what extent it would impact our business going forward.  Because we had not experienced a material negative effect on our business at the time of our filing of the 2007 Form 10-K, we determined that it was premature to conclude that it was a trend that had or that we expected would have a material unfavorable impact on our business or to assess the possible future impact on our business.  However, we also concluded that disclosure in the business section (pages 5 and 7) and in our risk factors (page 17) of a possible future negative effect on our business was prudent and appropriate.  In addition, in MD&A, we disclosed our expectations for a 17% increase in fiscal 2008 revenue (which would be consistent with our 2007 revenue growth).  In our Form 10-Q for the quarter ended March 31, 2008, we reported increases in the first quarter of 2008 in term contract value bookings and revenues of 41% and 28%, respectively, over the first quarter of 2007.

In future filings beginning with our upcoming Form 10-Q for the quarter ended June 30, 2008, we will revise the risk factor to reflect “Uncertain Economic and Financial Market Conditions Have in the Past and Could in the Future Affect Our Revenues”. We will also continue to evaluate on an ongoing basis whether the turmoil and volatility in the financial markets will cause our customers to reduce their budgets or spending for our products and services. If we identify a material trend or impact to our business associated with these conditions, we will supplement our discussion within MD&A and risk factors in our future filings.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 45

4.             We note your disclosure that you use an external service provider to assist in making reasonable estimates of annual forfeiture rates for purposes of determining stock-based compensation expense. Following Securities Act Rule 436(b) of Regulation C, your filing should name the external service provider and include the expert’s consent if your annual report is incorporated by reference into a Securities Act registration statement. Tell us what consideration you gave to this rule.

Response:

We respectfully advise the Staff that the Company’s intent with the statement, “we use an external service provider to assist us in making reasonable estimates of the annual forfeiture rate” was not to imply reliance, but rather to inform the reader of the appropriate diligence management uses in developing the Company’s estimation of our annual forfeiture rate. Management assumes full responsibility for the methods, data and assumptions used.  We do not rely upon the external service provider as “experts” as defined under Securities Act Rule 436(b) of Regulation C and thus do not file consents of the service provider as an exhibit to the registration statement. We believe disclosure of the use of this service provider is informative. However, in the interest of avoiding any ambiguity, the Company will remove the statement from future filings.

Results of Operations for Fiscal Years 2007, 2006 and 2005

Net Revenues, page 48

5.             In your comparison of revenues between the periods, you sometimes refer to two or more sources as components that contributed to material changes. Tell us what consideration you gave to quantifying the amount of the changes that were due to each of the factors or events that you identify. We note several factors identified without quantification in your discussions of maintenance revenues, other recurring revenue, and professional services revenue. For example, you indicate that professional services recorded 2007 revenue of $22.3 million, an 18% increase over 2006 and that the increase was a reflection of growth in your consulting, project management, data conversion and custom reporting revenues associated with implementations of your APX and Geneva products. Tell us what consideration you gave to quantifying your consulting, project management, data conversion and customer reporting growth and the rate at which you attract new business with regards to these services and products. Refer to Instruction 4 to Item 303(a) of Regulation S-K and the related interpretative guidance in Section III.D of SEC Release 33-6835.

Response:

We respectfully acknowledge the Staff’s comment and we will quantify the amount of the factors cited in explaining the change in a financial statement line item, to the extent that it is practicable to do so. The Company respectfully wishes to clarify for the Staff that the professional services activities of consulting, project management, data conversion and custom reporting attract new business at a similar rate.  Therefore, the Company believes that aggregation of the changes in those line items is appropriate to assist the reader in understanding our business.  However, if the rates diverge in the future, the Company will disclose the activities separately.  In addition, we will apply the practice of quantifying the amount of those factors (see example below) in our future filings beginning with our Form 10-Q to be filed for the quarterly period ending June 30, 2008.

Professional services recorded 2007 revenue of $22.3 million, an 18% increase over 2006.  The increase was primarily a reflection of growth in our consulting, project management, data conversion and custom reporting revenues of $5.6 million associated with implementations of our APX and Geneva products.

The increase was partially offset by a 66% or $3.6 million increase in the net deferral of professional services revenue for services performed on term license implementations. When services are performed with term license implementations, service revenue is deferred until the implementation is substantially complete. Then service revenues are recognized over the remaining license term. We have experienced an increase in implementation services after the launch of our APX product and the sales success of our Geneva product, which are both sold under a term license model. We deferred professional services revenue of $9.5 million in 2007, compared to the revenue deferral of $5.7 million in 2006.

Exhibits

6.             It is unclear as to whether or not the period for which confidential treatment was granted for portions of exhibit 10.8 has expired. Please furnish us with a copy of the most recent order granting confidential treatment to such exhibit. With regards to that exhibit, your attention is directed to Item 10(d) of Regulation S-K. The exhibit should be available to the public for examination in the EDGAR system. However, the initial filing of the exhibit, which appears to have been made in 1995, is not available on EDGAR. If you intend to incorporate the exhibit by reference, please file it by amendment or advise.

Response:

We respectfully inform the Staff that the original order granting confidential treatment was dated on November 8, 1995 and expired November 15, 2002.  A copy of the order granting confidential treatment for portions of exhibit 10.8 is being furnished with this letter (see attachment A).

In order to make available to the public for examination in the EDGAR system, we intend to file this exhibit in our upcoming Form 10-Q filing for the quarter ended June 30, 2008. In addition, as the Company continues to believe that the previously redacted terms (for which confidential treatment was granted and subsequently expired), constituting solely the percentage commission applicable to revenue, would still lead to significant harm, the Company will also submit an application requesting confidential treatment for such information.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 28

Compensation Benchmarking, page 31

7.             You indicate that in addition to the compensation practices of the companies listed, the Compensation Committee also reviews the executive pay practices of other software companies with whom you compete for talent as reported in the Radford High-Technology Executive Compensation Survey. If you have benchmarked different elements of your compensation against a different group of companies from those disclosed, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

We respectfully advise the Staff that, on page 31, we have provided a complete list of the 16 companies that the Compensation Committee expressly designated as “peer companies” and against which we benchmarked executive compensation in fiscal 2007. In addition, we also disclosed, on page 31, the Radford High-Technology Executive Compensation Survey (“Radford Survey”) that was utilized in 2007 for comparative purposes. Our Radford Survey query contained the results of approximately 340 participants.  The purpose of our use of the survey data is to provide additional information and validation of the compensation data evidenced from our peer companies. Survey data is used to supplement the specific peer group for two purposes. First, because the Company competes for talent from a broader group than the specific group of direct peers, it provides a broader understanding of the compensation levels being paid by technology companies of similar revenue size. Second, because the survey data represents a larger group of companies, it serves to validate the data drawn from the smaller sample group of direct peers.  The Radford Survey provides only aggregated data and does not report data by individual company.  As a result we do not look at each company in this survey individually; rather, this information is used to supplement and validate the compensation information of our stated peer companies.

Certain Relationships and Related Transactions, page 48

8.             We note that Robert A. Ettl is a member of Advent’s board of directors, that Mr. Ettl currently serves as managing director of Allianz Global Investors and that Advent recognized revenue of $1.0 million from Allianz during fiscal 2007. Please tell us what consideration you gave to the disclosure requirement of Item 404(a)(4) of Regulation S-K regarding the approximate dollar value of the amount of Mr. Ettl’s interest in the transaction.

Response:

We respectfully inform the Staff that Mr. Ettl had no economic benefit or other interest in the transaction. Advent’s sales of software products, data interfaces and related maintenance and services to Allianz, which resulted in total recognized revenue of $1.0 million during 2007, were carried out at arms-length and on commercial terms generally available to other customers and were competitively negotiated.  In addition, this transaction has no effect upon Mr. Ettl’s position or compensation at Allianz or his service as a director at Advent. On this basis, we do not believe this transaction required disclosure as a related party transaction as defined under Item 404(a)(4) of Regulation S-K. However, despite Mr. Ettl having no direct or indirect interest in this transaction, we made the disclosure on a discretionary basis reflecting both transparency in our reporting and an abundance of caution.  The Company hereby supplementally discloses to the Staff that the amount of the transactions represents substantially less than 1% of the revenues of both Allianz and Advent, respectively. In future filings, we will state clearly, when true, that we had no reportable related party transactions.

Form 8-K furnished April 29, 2008

9.             We note your disclosure of financial guidance for non-GAAP operating margin and non-GAAP diluted EPS for Q208 and FY08 in your earnings release. Please ensure that future uses of such measures are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. In this respect, ensure that you include a reconciliation of your non-GAAP financial measures to the most directly comparable GAAP financial measures pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

We respectfully inform the Staff that the Company began providing disclosure of financial guidance on a non-GAAP basis with our Form 8-K furnished on April 29, 2008.  We did not provide financial guidance for comparable GAAP operating margin and diluted earnings per share (EPS) due to inherent uncertainties and difficulties making predictions about the expected future levels of certain charges that the Company excluded when calculating non-GAAP operating margin and diluted EPS. Therefore, we did not perform a reconciliation of non-GAAP to GAAP future projections.

In our future earnings releases (to the extent the Company provides future projections of quarterly and full year non-GAAP operating margin and diluted EPS in such releases), the Company will provide a reconciliation of our future guidance of  non-GAAP operating margin and non-GAAP diluted EPS to the most directly comparable financial measures. The following is a representative disclosure of how we propose to disclose such reconciliations in the future.

Advent Software, Inc.

Reconciliation of Projected GAAP Operating Income % and Diluted Earnings Per Share

to Non-GAAP Operating Income % and Diluted Earnings Per Share

(Unaudited)

Advent provides projections of non-GAAP measures of operating income and diluted earnings per share, which exclude certain costs, expenses, gains and losses which it believes is appropriate to enhance an overall understanding of our past financial performance and also our prospects for the future. These adjustments to our projected GAAP results are made with the intent of providing management and investors a more complete understanding of Advent’s underlying operational results and trends and our marketplace performance. In addition, these adjusted non-GAAP projections are among the information management uses as a basis for planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

Three Months Ended June 30, 2008
	Operating Income %			Diluted Earnings Per Share

Projected GAAP	XX%	to	XX%	$	X.XX	to	$	X.XX

Projected amortization of acquired developed technology and other acquired intangible asset adjustment			XX%				$	X.XX
Projected stock based compensation adjustment			XX%				$	X.XX
Projected restructuring charges adjustment			XX%				$	X.XX
Projected investment activity adjustment			—				$	(X.XX)
Projected income tax adjustment for non-GAAP (1)			—				$	X.XX

Projected non-GAAP	XX%	to	XX%	$	X.XX	to	$	X.XX

Twelve Months Ended December 31, 2008
	Operating Income %			Diluted Earnings Per Share

Projected GAAP	XX%	to	XX%	$	X.XX	to	$	X.XX

Projected amortization of acquired developed technology and other acquired intangible asset adjustment			XX%				$	X.XX
Projected stock based compensation adjustment			XX%				$	X.XX
Projected restructuring charges adjustment			XX%				$	X.XX
Projected investment activity adjustment			—				$	(X.XX)
Projected income tax adjustment for non-GAAP (1)			—				$	X.XX

Projected non-GAAP	XX%	to	XX%	$	X.XX	to	$	X.XX

(1)

The projected estimated non-GAAP effective tax rate is 35% for the three months ended June 30, 2008 and twelve months ended December 31, 2008 is 35% and has been used to adjust the projected provision for income taxes for non-GAAP purposes.

* * * * *

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (415) 645-1134. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 556-0626, as well as that of Mr. Mark Bertelsen of Wilson Sonsini Goodrich & Rosati, our external corporate counsel, at (650) 493-6811.  Thank you for your assistance.

Sincerely,

ADVENT SOFTWARE, INC.

/s/ Craig B. Collins

Craig B. Collins
Chief Financial Officer

cc:	Mark A. Bertelsen, Wilson Sonsini Goodrich & Rosati
Danny Wallace, PricewaterhouseCoopers LLP

Attachment A

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 8, 1995

In the Matter of Advent Software, Inc.

File No. 33-97912-LA

Securities Act of 1933

Order Granting Application Pursuant to Rule 406 Under the Securities Act of 1933 Respecting Confidential Treatment

Advent Software, Inc. (the “Company”), having made an application (the “Application”) for confidential treatment pursuant to Rule 406 of the Securities Act of 1933, as amended, with respect to certain portions (the “Specified Portions”) of Exhibit 10.12 to the Company’s Registration Statement on Form SB-2, Commission File No. 33-97912-LA (the “Registration Statement”), as more fully described in the Application; and

IT APPEARING to the Commission that the non-disclosure of the Specified Portions is consistent with the provisions of the Commission’s Freedom of Information Act Rules found at 17 C.F.R.200.80(b)(4);

IT FURTHER APPEARING that the application complies with the requirements of Rule 406;

IT IS ORDERED, pursuant to Rule 406 of the Securities Act of 1933 that the Application be, and hereby is, granted and that the Specified Portions of Exhibits 10.12 to the Registration Statement shall not be publicly disclosed until November 15, 2002.

For the Commission, by the Pacific Regional Office, pursuant to delegated authority.

/s/ Jonathan G. Katz
Jonathan G. Katz
Secretary

Service List

Stephanie DiMarco

Advent Software, Inc.

301 Brannan Street

San Francisco, California 94107

Mark A. Bertelsen

Judith Mayer O’Brien

Bruce M. McNamara

Wilson, Sonsini, Goodrich & Rosati

650 Page Mill Road

Palo Alto, California 94304

Frederick B. Goss

Laura A. Vossman

U.S. Securities & Exchange Commission

5670 Wilshire Boulevard

11th Floor

Los Angeles, California 90036